UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AudioEye, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
050734201
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 050734201

1.	NAME OF REPORTING PERSONS Sero Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,731,265
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,731,265
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,731,265
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 050734201

1.	NAME OF REPORTING PERSONS David Moradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,036,808 [1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,036,808 [1]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,036,808 [1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
[1] This number does not include RSUs that have not settled or have not vested and will not settle or vest within 60 days.

Amendment No. 2 to Schedule 13G

Item 1.	(a). Name of Issuer:
AudioEye, Inc. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:
5210 East Williams Circle, Suite 750
Tucson, Arizona 85711

Item 2.	(a). Name of Person Filing:
Sero Capital LLC
David Moradi
The filing persons named above are collectively referred to herein as the “Reporting Persons.”

(b).	Address of Principal Business Office, or if None, Residence:
Sero Capital LLC
119 Washington Avenue, Suite 403
Miami Beach, FL 33139
David Moradi
119 Washington Avenue, Suite 403
Miami Beach, FL 33139

(c).	Citizenship:
Sero Capital LLC – Delaware
David Moradi – United States of America

(d).	Title of Class of Securities:
Common Stock, par value $0.00001 per share (“Common Stock”)

(e).	CUSIP Number:
050734201

Item 3.	Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Sero Capital LLC – 2,731,265
David Moradi – 3,036,808

(b)	Percent of class:
Sero Capital LLC – 27.3%
David Moradi – 29.9%

Such percentages are based on 10,020,128 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020 and securities issuable due to each Reporting Person’s respective warrants and convertible securities.

(c)	Number of shares as to which the person has:
Sero Capital LLC

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,731,265

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,731,265

David Moradi

(i)	Sole power to vote or to direct the vote	3,036,808

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	3,036,808

(iv)	Shared power to dispose or to direct the disposition of	0

All securities reported in this Amendment No. 2 to Schedule 13G were purchased by Mr. Moradi indirectly through Sero Capital LLC (“Sero Capital”) and by Mr. Moradi directly in his personal accounts. Mr. Moradi is the sole member of Sero Capital and has sole power to direct the vote and disposition of those shares of Common Stock of the Issuer held by Sero Capital and the shares of Common Stock that may be acquired through the exercise of warrants that Sero Capital holds that are exercisable within 60 days. Mr. Moradi, as beneficial owner of the shares of Common Stock held directly in his personal accounts, through warrants and convertible securities that permit him to acquire securities within 60 days and indirectly by Sero Capital, may direct the vote and disposition of 3,036,808  shares of Common Stock. This number does not include RSUs that have not settled or have not vested and will not settle or vest within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021
(Date)

SERO CAPITAL LLC

/s/ David Moradi
By: David Moradi
Title: Managing Member

DAVID MORADI

/s/ David Moradi
David Moradi